U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Blutt                               Mitchell                    J.
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   (Last)                           (First)             (Middle)

Chase Equity Associates, LP (FN 1)
c/o Chase Capital Partners
380 Madison Avenue-12th Floor
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                                    (Street)

New York                            New York                10017
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Hanger Orthopedic Group, Inc.  ("HGR")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


February 2000
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5.   If Amendment, Date of Original (Month/Year)


April 7, 2000
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           N/A            N/A             N/A         N/A    N/A      796,039        I         (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)




FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Warrants (right                                                                 Common
to purchase)         $4.16    N/A      N/A       N/A    N/A    8/6/91   12/31/01Stock   225,914     -0-    225,914      I     (FN 2)
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Warrants (right                                                                 Common
to purchase)         $7.65    N/A      N/A       N/A    N/A    11/5/91  12/31/01Stock   244,735     -0-    244,735      I     (FN 2)
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Warrants (right                                                                 Common
to purchase)         $6.38    N/A      N/A       N/A    N/A    11/1/96  11/1/04 Stock   150,818     -0-    150,818      I     (FN 2)
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Warrants (right                                                                 Common
to purchase)         $4.01    N/A      N/A       N/A    N/A    11/1/96  11/1/04 Stock   209,182    -0-     209,182     I     (FN 2)
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7% Redeemable                                                                   Non-Voting
Preferred                                                                       Common
Stock                $16.50   7/1/99     P        3,030,303     Immed.          Stock   3,030,303  $50,000 3,030,303   I     (FN 2)
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
Explanation of Responses:

(1) Prior to July 1, 1999, Chase Venture Capital Associates, LP ("CVCA, LP"), an affiliate of Chase Equity Associates, LP("CEA, LP"), owned the equity securities of the Issuer reflected in Tables I and II. CVCA, LP caused the securities to be transferred to CEA, LP effective as of such date. Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Equity Associates, LLC ("CEA, LLC") became the successor to CEA, LP, and (ii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CEA, LLC and Chase Capital Partners ("CCP"), became the sole member of CEA, LLC. CCP was the managing member of Consolidating, and pursuant to a master advisory agreement with Consolidating, the manager, by delegation, of CEA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CEA, LP. The internal reorganization changed CEA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders. Effective as of March 13, 2000, CEA, LLC reverted to a limited partnership form of organization. Consolidating was dissolved, the sole stockholder of Consolidating became the limited partner of CEA, LP, and CCP became its general partner.

(2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CEA, LP, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of CCP, which is general partner of CEA, LP. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CEA, LP.






/s/  Mitchell J.  Blutt                                         5/10/01
---------------------------------------------            -----------------------
     Mitchell J. Blutt                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.